UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Marchex, Inc.

(Name of Issuer)

Class B Common Stock, $0.01 par value

(Title of Class of Securities)

56624R 10 8

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56624R 10 8	13G	Page 2 of 6 pages

1.	NAMES OF REPORTING PERSONS. Michael L. Yagemann
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	SOLE VOTING POWER: 811,500
	6.	SHARED VOTING POWER: 1,012,207
	7.	SOLE DISPOSITIVE POWER: 811,500
	8.	SHARED DISPOSITIVE POWER: 1,012,207
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,823,707
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[1]
12.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]

Based on 28,102,073 shares of Class B Common Stock of Marchex, Inc. outstanding as of November 5, 2012, as reported by Marchex, Inc. in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the Securities and Exchange Commission on November 8, 2012.

CUSIP No. 56624R 10 8	13G	Page 3 of 6 pages

Item 1(a).	Name of Issuer:

Marchex, Inc. (“Marchex”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

520 Pike Street, Suite 2000, Seattle, Washington 98101.

Item 2(a).	Name of Persons Filing:

Michael L. Yagemann

Item 2(b).	Address of Principal Business Office or, if none, Residence:

207 Commodore Drive

Jupiter, Florida 33477

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class B Common stock, $0.01 par value (the “Class B Common Stock”).

Item 2(e).	CUSIP Number:

56624R 10 8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

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(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Mr. Yagemann may be deemed to beneficially own 1,823,707 shares of Class B Common Stock, which includes (i) 750,000 shares of Class B Common Stock held by Greenbridge Fund LP (the “Fund”), whose general partner is Greenbridge Capital, LLC, whose managing member is Mr. Yagemann, (ii) 61,500 shares of Class B Common Stock held by Michael Yagemann Roth IRA, (iii) 965,000 shares of Class B Common Stock held by Yagemann Revocable Trust, of which Mr. Yagemann and his spouse, Marian S. Yagemann, are the grantors, co-trustees and beneficiaries, (iv) 30,000 shares of Class B Common Stock held by Yagemann Family Trust, of which Mr. Yagemann’s spouse, Marian S. Yagemann, is the trustee, and (v) 17,207 shares of Class B Common Stock held by Marian Yagemann Roth IRA.

Mr. Yagemann disclaims beneficial ownership of the shares of Class B Common Stock described in clauses (iv) and (v) above, except to the extent of his pecuniary interest therein. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Yagemann is the beneficial owner of such shares.

(b)	Percent of Class: See Item 11 of the Cover Page to this Schedule 13G.

CUSIP No. 56624R 10 8	13G	Page 5 of 6 pages

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 811,500

(ii)	Shared power to vote or to direct the vote: 1,012,207

(iii)	Sole power to dispose or to direct the disposition of: 811,500

(iv)	Shared power to dispose or to direct the disposition of: 1,012,207

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of the Fund are entitled to receive, or have the power to direct the receipt of, dividends from or the proceeds of sales of the shares of Class B Common Stock held for the account of the Fund, in accordance with their ownership interests in the Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 56624R 10 8	13G	Page 6 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2013

/S/ MICHAEL L. YAGEMANN
MICHAEL L. YAGEMANN